UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Fidelity Growth Company Private Investments Portfolio LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

245 Summer Street

Boston, Massachusetts 02210

Telephone Number: 617-563-7000

Name and Address of Agent for Service of Process:

Nicole Macarchuk

245 Summer Street

Boston, Massachusetts 02210

With Copies to:

William J. Bielefeld

Paul S. Stevens

Dechert LLP

1900 K Street NW

Washington, DC 2006

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts, on the 12th day of November, 2026.

Fidelity Growth Company Private Investments Portfolio LLC

By:	/s/ Heather Bonner
Heather Bonner
President and Treasurer

Attest:

/s/ Nati Davidi
Name: Nati Davidi
Witness